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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                         GENERAL INSTRUMENT CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                           Common Stock  370120 10 7
                                 (CUSIP Number)

         Charles Y. Tanabe, Senior Vice President and General Counsel,
                           Liberty Media Corporation
          9197 South Peoria Street, Englewood, CO 80112 (720) 875-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 14, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 3)

                                  Statement of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                         GENERAL INSTRUMENT CORPORATION

     This Report on Schedule 13D/A (Amendment No. 3) relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Company"). This Report is being filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person"). This Report supplements and amends the Schedule 13D filed by the Reporting Person on March 30, 1999 relating to the Common Stock of the Company, as amended by Amendments Nos. 1 and 2 thereto (collectively, the "Prior Schedule 13D"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to such terms in the Prior Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Prior Schedule 13D is hereby supplemented by adding the following information thereto:

In connection with the execution and delivery of the Agreement and Plan of Merger among the Company, Motorola, Inc. and Lucerne Acquisition Corp., dated as of September 14 1999, the Reporting Person entered into a Voting Agreement, dated as of September 14, 1999, with the Company and Motorola, Inc. A copy of the Voting Agreement is being filed with this Report and is hereby incorporated by reference herein.

                                  Page 2 of 3
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

     Item 6 of the Prior Schedule 13D is hereby supplemented by adding the following information thereto:

The information set forth in Item 4 of this Report is hereby incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (l) Voting Agreement among Liberty Media Corporation, Motorola, Inc. and General Instruments Corporation, dated as of September 14, 1999 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 1999).

                                  Page 3 of 3
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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: October 6, 1999       LIBERTY MEDIA CORPORATION

                             By:/s/ Charles Y. Tanabe
                                ---------------------
                                Name:  Charles Y. Tanabe
                                Title: Senior Vice President and General Counsel